Exhibit 99.2

WALLBOX N.V. AND SUBSIDIARIES

Interim Condensed Consolidated Financial Statements

June 30, 2025 and 2024

WALLBOX N.V.

WALLBOX N.V.

Interim Condensed Consolidated statements of financial position as of June 30, 2025 and December 31, 2024

(In thousand Euros)	Notes	June 30, 2025 (*)	December 31, 2024
Assets
Non-Current Assets
Property, plant and equipment	8	62,448	67,848
Right-of -use assets	9	30,446	32,175
Intangible assets	10	71,755	76,101
Goodwill	10	10,803	11,178
Non-current financial assets	11	1,277	1,350
Tax credit receivables	22	3,752	6,047
Total Non-Current Assets		180,481	194,699
Current Assets
Inventories	12	56,606	70,082
Trade and other financial receivables	11	35,283	29,671
Other receivables	22	5,550	5,866
Other current financial assets	11	5,078	26,110
Other current assets and deferred charges		1,000	2,007
Advance payments	12	5,186	4,595
Cash and cash equivalents	13	27,304	20,036
Total Current Assets		136,007	158,367
Total Assets		316,488	353,066
Equity and Liabilities
Equity
Share capital	14	65,987	55,243
Share premium	14	3,825	531,113
Accumulated deficit	14	(63,770)	(569,175)
Other equity components	14	32,218	34,835
Foreign currency translation reserve	14	(2,989)	12,784
Total Equity attributable to owners of the Company		35,271	64,800
Non-controlling interest		867	(2,222)
Total Equity		36,138	62,578
Liabilities
Non-Current Liabilities
Loans and borrowings	11	79,765	66,659
Lease liabilities	9 and 11	30,532	31,742
Provisions	15	2,626	3,064
Government grants	16	6,904	7,216
Deferred tax liabilities	22	2,814	3,412
Long term deferred income	17	5,152	2,644
Total Non-Current Liabilities		127,793	114,737
Current Liabilities
Loans and borrowings	11	101,780	131,810
Derivative warrants liabilities	11	869	2,168
Lease liabilities	9 and 11	4,314	4,664
Trade and other financial payables	11	37,426	29,052
Other payables	22	3,707	3,071
Provisions	15	2,086	2,349
Government grants	16	555	585
Contract liabilities	17	1,820	2,052
Total Current Liabilities		152,557	175,751
Total Liabilities		280,350	290,488
Total Equity and Liabilities		316,488	353,066

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2025 and 2024

(In thousand Euros)	Notes	June 30, 2025 (*)	June 30, 2024 (*)
Revenue	17	75,931	91,893
Changes in inventories and raw materials and consumables used	18	(47,090)	(55,749)
Employee benefits	19	(28,136)	(36,991)
Other operating expenses	18	(21,153)	(27,962)
Amortization and depreciation	8,9,10	(20,286)	(18,418)
Impairment of assets	8, 10	2,449	(2,349)
Net other income		(120)	527
Operating Loss		(38,405)	(49,049)
Financial income	20	343	957
Financial expenses	20	(8,192)	(11,574)
Change in fair value of derivative warrant liabilities	11	1,100	1,239
Foreign exchange gains/(losses)		11,654	(1,074)
Financial Results		4,905	(10,452)
Loss before Tax		(33,500)	(59,501)
Income tax credit	22	(976)	1,266
Loss for the Period	21	(34,476)	(58,235)
Attributable to:
Equity holders of the Company		(33,679)	(58,234)
Non-controlling interest		(797)	(1)
Loss per share
Basic and diluted losses per share (euros per share)	21	(0.13)	(0.31)
Loss for the Period		(34,476)	(58,235)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		(15,773)	3,873
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		(5)	—
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		(15,778)	3,873
Other comprehensive (loss)/income for the Period		(15,778)	3,873
Total comprehensive loss for the Period		(50,254)	(54,362)

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2025 and 2024

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Currency translation reserve	Total	Non- controlling interest	Total
Balance at January 1, 2024		50,352	481,615	(420,195)	32,149	5,868	149,789	22	149,811
Total comprehensive (loss)/income for the period
Loss for the Period		—	—	(58,234)	—	—	(58,234)	(1)	(58,235)
Other comprehensive (loss)/income for the period		—	—	—	—	3,873	3,873	—	3,873
Total comprehensive income for the period		—	—	(58,234)	—	3,873	(54,361)	(1)	(54,362)
Transactions with owners of the Company
Contribution of equity (Execution of options and warrants)		291	8,258	—	(8,108)	—	441	—	441
Share based payments		—	—	—	1,981	—	1,981	—	1,981
Others		3	(275)	—	—	—	(272)	—	(272)
Total contributions and distributions		294	7,983	—	(6,127)	—	2,150	—	2,150
Total transactions with owners of the Company		294	7,983	(58,234)	(6,127)	3,873	(52,211)	(1)	(52,212)
Balance at June 30, 2024 (*)		50,646	489,598	(478,429)	26,022	9,741	97,578	21	97,599

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2025 and 2024 (continued)

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Currency translation reserve	Total	Non- controlling interest	Total
Balance at January 1, 2025		55,243	531,113	(569,175)	34,835	12,784	64,800	(2,222)	62,578
Total comprehensive (loss)/income for the period
Loss for the Period		—	—	(33,679)	—	—	(33,679)	(797)	(34,476)
Other comprehensive (loss)/income for the period		—	—	—	(5)	(15,773)	(15,778)	—	(15,778)
Total comprehensive income for the period		—	—	(33,679)	(5)	(15,773)	(49,457)	(797)	(50,254)
Transactions with owners of the Company
Contribution of equity (Private Placement)		10,431	12,246	—	—	—	22,677	—	22,677
Contribution of equity (ATM)		89	314	—	—	—	403	—	403
Contribution of equity (Execution of options and warrants)		224	3,124	—	(3,185)	—	163	—	163
Share based payments		—	—	—	573	—	573	—	573
Others (Note 14)		—	(542,972)	542,972	—	—	—	—	—
Other movement (Note 14)		—	—	(3,888)	—	—	(3,888)	3,886	(2)
Total contributions and distributions		10,744	(527,288)	539,084	(2,612)	—	19,928	3,886	23,814
Total transactions with owners of the Company		10,744	(527,288)	505,405	(2,617)	(15,773)	(29,529)	3,089	(26,440)
Balance at June 30, 2025 (*)		65,987	3,825	(63,770)	32,218	(2,989)	35,271	867	36,138

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of cash flows for the six months ended June 30, 2025 and 2024

(In thousand Euros)	Notes	June 30, 2025 (*)	June 30, 2024 (*)
Cash flows from Operating Activities
Loss for the Period		(34,476)	(58,235)
Adjustments for:
Amortization and depreciation	8, 9 and 10	20,286	18,418
Impairment of assets	10	(2,449)	2,349
Expected credit loss for trade and other receivables	11 and 18	(61)	828
Other Impairments	10, 11 and 18	(278)	983
Change in provisions	15	(716)	5
Government grants	16	(374)	(271)
Financial income	20	(343)	(957)
Financial expenses	20	8,192	11,574
Change in fair value of derivative warrant liabilities	11	(1,100)	(1,239)
Exchange differences		(11,654)	1,074
Income tax credit	22	976	(1,266)
Share based payments expense	19	573	1,981
Changes in
- inventories		20,832	5,667
- trade and other financial receivables		8,678	880
- other assets		(779)	333
- trade and other financial payables		2,536	(546)
- contract liabilities		2,276	829
Net cash used in operating activities		12,119	(17,593)
Cash flows from Investing Activities
Acquisition of intangible assets	10	(974)	(15,998)
Acquisition of property, plant and equipment	8	(6,220)	(6,260)
Other currrent of financial assets	11	21,374	—
Acquisition of subsidiaries, net of cash acquired		—	(3,403)
Net cash used in investing activities		14,180	(25,661)
Cash flows from Financing Activities
Proceeds from issuing equity instruments (private placement)	14	22,677	—
Proceeds from issuing equity instruments (ATM)	14	403	—
Proceeds from issuing equity instruments (Warrants conversions and others)	19	163	169
Proceeds from government grants	16	445	1,524
Proceeds from loans	11	364,884	378,428
Repayments of loans	11	(380,741)	(367,681)
Payment of principal portion of lease liabilities	9	(3,074)	(2,406)
Payment of interest on lease liabilities	9	(892)	(963)
Interest and bank fees paid	20	(7,123)	(11,105)
Net cash from financing activities		(3,258)	(2,034)
Net increase in cash and cash equivalents		23,041	(45,288)
Cash and cash equivalents at beginning of period		20,036	101,158
Exchange gains/(losses)		(15,773)	3,878
Cash and cash equivalents at the end of the period		27,304	59,748

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

1.
Reporting Entity

Wallbox N.V. (the “Company” or “Wallbox”) was incorporated as a Dutch private limited liability company under the name Wallbox B.V. on June 7, 2021 and was subsequently converted into a Dutch public limited liability company. Wallbox is registered in the Commercial Registry of the Netherlands Chamber of Commerce under ID number 83012559. Its statutory seat is in Amsterdam, the Netherlands, and the mailing and business address of its principal executive office is Carrer del Foc 68, 08038 Barcelona, Spain.

These interim condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the development, manufacturing, and sales of innovative solutions for charging electric vehicles. For further information of the Group, refer to the consolidated financial statements for the financial year ended December 31, 2024, published on May 6, 2025.

Wallbox is the parent entity of the Group. The Group’s subsidiaries as of June 30, 2025 and 2024 are set out in Note 26. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group.

Wallbox is listed on the New York Stock Exchange (“NYSE”) with the ticker WBX.

2.
Basis of Preparation

These interim condensed consolidated financial statements as of and for the six months ended June 30, 2025 which have been based on the accounting records kept by the Company and its subsidiaries, were prepared by the Board of Directors of Wallbox in accordance with International Auditing Standard 34 “Interim financial reporting” (“IAS 34”), and of all the obligatory accounting principles and rules and measurement bases. Accordingly, they are a fair presentation of the equity and consolidated financial position of the Group as of June 30, 2025, as well as the results of its operations, the consolidated changes in equity and the consolidated cash flows during the interim period ended on that date.

As it has been indicated, this interim consolidated financial information has been prepared in accordance with IAS 34, meaning that these interim condensed consolidated financial statements do not include all the information and disclosures that would be required for the complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”), and must be read together with the consolidated financial statements for the financial year ended December 31, 2024, drawn up in accordance with the existing IFRS as issued by the International Accounting Standards Board (“IASB”), which were published on May 6, 2025.

Going concern:

The accompanying interim condensed consolidated financial statements have been prepared under the going concern assumption. This basis of presentation presumes that the Group will continue its operations for a period of at least twelve months from the issuance date of these financial statements, and that it will be able to realize assets and discharge liabilities in the ordinary course of business. Additional details are provided below.

Wallbox has historically incurred net losses and significant cash outflows from operating activities, reflecting its investment in the development of electric vehicle charging solutions and the establishment of commercial operations globally. For the six months ended June 30, 2025, the Group recorded a consolidated net loss of Euros 34,476 thousand and net cash generated in operations of Euros 12,119 thousand. As of June 30, 2025, the Group had an accumulated deficit of Euros 63,770 thousand and positive total equity of Euros 36,138 thousand. The Group held Euros 32,382 thousand in cash, cash equivalents, and financial investments at the end of June 2025.

The Group has financed its operations through a combination of bank borrowings and equity issuances. As of June 30, 2025, total borrowings amounted to 181,545 thousand (compared to Euros 198,469 thousand as of December 31, 2024). Some of these borrowings are subject to financial covenants, which the Group either complied with as of June 30, 2025 or obtained waivers from the relevant financial institutions.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Financing

On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions have committed to maintaining the short-term financing agreements in force at least until June 30, 2026. The agreement included a clause requiring adherence from all relevant lenders by May 11, 2025. The loan and borrowings outstanding amounts from the lender included in the agreement as of June 30, 2025 amounts to Euro 84.8 million.

On April 8, 2025, the remaining financials institutions adhered to the framework agreement, previously disclosed, thereby formalizing the grace period on debt repayments and the waiver of financial covenant requirements for 2025. The agreement remains in force as of June 30, 2025, and included, among other conditions a requirement to maintain a minimum of cash balance of Euro 35 million at the end of each month, which has been waived since.

Liquidity Forecast

Management has prepared detailed business and liquidity plans, including a financial forecast extending through at least the following twelve months from the date of issuance of the interim condensed consolidated financial statements, which provide support for the Company’s ability to meet its operational and financial obligations.

These plans are based on key assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management, working capital optimization through inventory reduction, the ability to raise additional capital as well as renewing short-term credit lines and meeting covenants or obtaining waivers.

As described in Note 14, the Company raised Euros 22,677 thousand through capital increases performed during the six first months of 2025.

While management believes the assumptions are reasonable and that the Company has a viable plan to execute its strategy, there is material uncertainty regarding the achievement of forecasted operating cash flows, the ability to raise further capital, and the renewal of short-term credit lines or securing necessary waivers. A significant deviation from the business plan or failure to obtain required financing could cast substantial doubt on the Company's ability to continue as a going concern.

Nevertheless, based on current forecast and available resources, management has concluded that the going concern basis of accounting remains appropriate for the preparation of these interim condensed consolidated financial statements. The financial statements do not include any adjustments that would be required if the Group were unable to continue as a going concern.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost basis. The only exceptions to the application of the cost basis during their preparation have been the subsequent measurement of:

•
financial assets related to investment, which are measured at fair value through other comprehensive income (“FVTOCI”);
•
financial investments related to investment funds with institutions, which are measured at fair value through profit of loss (“FVTPL”); and
•
derivative warrant liabilities and contingent consideration related to the business acquisitions, which are measured at FVTPL.

Basis of consolidation

The consolidation basis applied in the interim condensed consolidated financial statements is consistent with the basis applied in the consolidated financial statements for the year ended on December 31, 2024 (the “2024 Consolidated Financial Statements”).

These interim condensed consolidated financial statements are presented in Euros, which is also the Company’s functional currency. All amounts have been rounded to the nearest unit of thousand Euros, unless otherwise indicated.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Changes in the scope of consolidation

There have not been any changes in the scope of consolidation since December 31, 2024.

3.
Use of Judgments and Estimates

The preparation of these interim condensed consolidated financial statements requires, as established by IAS 34, the Board of Directors of the Group to make certain estimates and judgments that do not differ significantly from those considered in the preparation of the 2024 Consolidated Financial Statements set out in Note 3 thereto.

During the six months ended June 30, 2025, no significant changes have occurred in the assumptions linked to the judgments and estimates disclosed in the 2024 Consolidated Financial Statements.

During the six months ended June 30, 2025, no impairment indicators were identified that would lead to a decrease in value of non-current assets (including goodwill) as compared to what was reported in the 2024 Consolidated Financial Statements.

Critical judgement and estimates

A summary of the critical aspects that have also involved a greater degree of judgement or complexity, or those in which the assumptions and estimates have an influence on the preparation of these financial statements, is given below.

Key assumptions concerning the future and other relevant data on the estimation of uncertainty at the reporting date, which entail a considerable risk of significant changes in the value of the assets and liabilities in the coming year, are as follows:

•
Going concern: Disclosures related to the going concern have been included in Note 2.

Additionally, there have been no changes in the judgement and estimates related to share based payments, the impairment of non-current assets (including goodwill), the capitalization of development cost by determination of the useful life of intangible assets, the accounting of warrants or the recognition of the income tax as disclosed in the 2024 Consolidated Financial Statements.

4.
New IFRS and IFRIC not yet effective

The standards and interpretations effective during the six months ended June 30, 2025 and those issued but not yet in force are detailed below:

a)
Standards and interpretations effective as of January 1, 2025
•
Lack of Convertibility (Amendments to IAS 21)

The Group has not had any significant impacts on the interim condensed consolidated financial statements for the six months ended June 30, 2025.

b)
New standards, amendments and interpretations effective and the European Union
•
Classification and measure of financial instruments (Amendments to IFRS 9 and IFRS 7) [effective as of January 1, 2026]
•
IFRS 18 Disclosures of the financial statements [effective as of January 1, 2027]

The Group intends to adopt the standards, interpretations, and amendments to the standards issued by the IASB, which are not mandatory in the European Union, when they come into force, if applicable. Although the Group is currently analyzing their impact, based on the analyses carried out to date, the Group estimates that their initial application will not have a significant impact on its consolidated financial statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

5.
Significant and New Accounting Policies

The accounting policies and valuation standards used when preparing these interim condensed consolidated financial statements are consistent with those used when preparing the 2024 Consolidated Financial Statements and which are detailed therein.

6.
Business Combinations

During the six months ended June 30, 2025, no new business combinations have occurred.

7.
Operating Segments

Basis for segmentation

The Group’s business segment information included in this Note is aligned with the segment information included in the 2024 Consolidated Financial Statements and which are detailed therein.

Information on reportable segments

Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance, as management believes that this information is the most relevant when evaluating the results of the respective segments relative to other entities operating in the same industries.

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2025

	June 30, 2025
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Sales of Goods	53,425	14,917	216	68,558	(4,333)	64,225
Sales of Services	3,324	8,382	162	11,868	(162)	11,706
Changes in inventories and raw	(35,636)	(15,634)	(153)	(51,423)	4,333	(47,090)
Employee benefits	(23,611)	(4,394)	(131)	(28,136)	—	(28,136)
Other operating expenses	(17,111)	(4,114)	(90)	(21,315)	162	(21,153)
Amortization and depreciation	(19,049)	(1,237)	—	(20,286)	—	(20,286)
Impairment of assets	2,449	—	—	2,449	—	2,449
Other income	(122)	(47)	49	(120)	—	(120)
Operating Loss	(36,331)	(2,127)	53	(38,405)	—	(38,405)
Total Assets	452,274	42,821	1,520	496,615	(180,127)	316,488
Total Liabilities	359,798	38,685	1,011	399,494	(119,144)	280,350

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2024

	June 30, 2024
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Sales of Goods	75,400	12,566	750	88,716	(4,770)	83,946
Sales of Services	4,033	3,890	216	8,139	(192)	7,947
Changes in inventories and raw	(48,397)	(11,635)	(528)	(60,560)	4,811	(55,749)
Employee benefits	(30,233)	(6,584)	(174)	(36,991)	—	(36,991)
Other operating expenses	(22,937)	(4,928)	(297)	(28,162)	200	(27,962)
Amortization and depreciation	(16,972)	(1,445)	(1)	(18,418)	—	(18,418)
Impairment of goodwill	(2,349)	—	—	(2,349)	—	(2,349)
Other income	654	(127)	—	527	—	527
Operating Loss	(40,801)	(8,263)	(34)	(49,098)	49	(49,049)
Total Assets	359,396	162,451	998	522,845	(93,536)	429,309
Total Liabilities	373,956	49,811	1,476	425,243	(93,533)	331,710

Eliminations and unallocated items

There have been no significant transactions between segments during the six months ended June 30, 2025 and June 30, 2024, respectively except for inter-segment revenues which are eliminated in the column “Consolidated adjustments and eliminations”. The elimination of revenue and changes in inventories and raw materials and consumables used mainly relates to eliminating the intercompany sales of EMEA to NORAM and APAC. The impact of this elimination on consolidated operating loss relates to the elimination of profit on stock of inventories held by the NORAM segment.

Certain financial assets and liabilities are not allocated to reportable segments, as they are managed on a Group basis. These are reflected in the "Consolidated adjustments and eliminations" column. All finance income and expenses are considered to be part of the Corporate segment and hence no further allocated to the operating segments EMEA, NORAM and APAC.

External revenue by location

The countries where the Group has sold more than 10% of the annual revenue are as follows:

	Six-months period ended June 30,
(In thousand Euros)	2025		2024
	Revenue	%	Revenue	%
Country
Spain	12,801	17%	11,484	12%
United States	18,899	25%	13,399	15%
Italy	1,546	2%	4,935	5%
Germany	19,147	25%	22,715	25%
Other countries	23,538	31%	39,360	43%
Total	75,931	100%	91,893	100%

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

8.
Property, Plant and Equipment
A.
Reconciliation of carrying amount

(In thousand Euros)	Buildings and leasehold improvements	Fixtures and fittings	Plant and equipment	Total
Balance at December 31, 2024	17,078	3,404	47,366	67,848
Additions	—	5	1,776	1,781
Impairment of assets	—	28	—	28
Depreciation for the period	(1,102)	(466)	(3,988)	(5,556)
Translation differences	(10)	(41)	(1,602)	(1,653)
Balance at June 30, 2025	15,966	2,930	43,552	62,448
Cost
At December 31, 2024	23,537	6,532	64,336	94,405
At June 30, 2025	23,527	6,496	64,510	94,533
Accumulated amortization
At December 31, 2024	(6,458)	(2,753)	(16,970)	(26,181)
At June 30, 2025	(7,560)	(3,219)	(20,958)	(31,737)
Impairment of assets
At December 31, 2024	—	(376)	—	(376)
At June 30, 2025	—	(348)	—	(348)

Additions to property, plant and equipment for the six months ended June 30, 2025 amounted to Euros 1,781 thousand, and primarily relates to the acquisition of machinery and tools for manufacturing plants.

As of June 30, 2025, additions to property, plant and equipment for which payment was still pending totaled Euros 440 thousand, as compared to Euros 719 thousand as of December 31, 2024.

The Group has items in use that were fully depreciated as of June 30, 2025 for an amount of Euros 1,853 thousand as compared to 385 Euros as of December 31, 2024.

Other information

The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.

Capital expenditure commitments amounted to Euros 209 thousand as of June 30, 2025, compared to Euros 335 thousand as of December 31, 2024. These commitments mainly relate to the acquisition of tools and machinery.

There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.

As a consequence of certain loans the Group had a pledge on certain assets classified as property, plant and equipment at June 30, 2025 and December 31, 2024 for an amount of Euros 24,789 thousand. There are no additional restrictions on the sale of its property, plant and equipment and no additional pledge exists on these assets at June 30, 2025 and 2024, except for the leasehold improvement which cannot be realized and which totaled Euros 23,527 thousand as of June 30, 2025 as compared to Euros 23,537 thousand at December 31, 2024.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

9.
Right of Use Assets and Lease Liabilities

The considerations regarding the lease terms and the recognition exception are consistent with those disclosed in the 2024 Consolidated Financial Statements.

a) Set out below are the carrying amounts of right-of-use assets recognized and the movements during the six months ended June 30, 2025:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2024	26,003	1,619	4,553	32,175
Additions	1,267	—	278	1,545
Depreciation for the period	(1,442)	(347)	(1,085)	(2,874)
Other	460	(460)	—	—
Translation differences	(400)	—	—	(400)
Balance at June 30, 2025	25,888	812	3,746	30,446

b) Set out below are the carrying amounts of lease liabilities and the movements during the six months ended June 30, 2025:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2024	30,912	1,054	4,440	36,406
Additions to liabilities	1,267	—	278	1,545
Interest on lease liabilities	762	27	103	892
Lease payments	(2,556)	(320)	(1,090)	(3,966)
Translation differences	(31)	—	—	(31)
Balance at June 30, 2025	30,354	761	3,731	34,846

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	June 30, 2025	December 31, 2024
6 months or less	3,040	3,284
6 months to 1 year	2,905	2,905
From 1 to 2 years	11,037	10,000
From 2 to 5 years	23,920	16,888
More than 5 years	3,840	13,808
	44,742	46,885

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	June 30, 2025	June 30 2024
Interest on lease liabilities (see note 20)	892	963
Expenses relating to short-term and low value leases (see note 18)	297	1,577

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

10.
Intangible Assets and Goodwill
a)
Intangible assets

Details and movement of items composing intangible assets are as follows:

(In thousand Euros)	Software	Trademarks, industrial property and customer relationships	Development costs	Total
Balance at December 31, 2024	6,928	2,865	66,308	76,101
Additions	226	—	5,523	5,749
Impairment of assets	627	807	987	2,421
Amortization for the period	(977)	(1,038)	(9,841)	(11,856)
Translation differences	(121)	(192)	(347)	(660)
Balance at June 30, 2025	6,683	2,442	62,630	71,755
Cost
At December 31, 2024	16,434	20,768	117,333	154,535
At June 30, 2025	16,539	20,576	122,509	159,624
Accumulated amortization
At December 31, 2024	(6,745)	(3,644)	(44,355)	(54,744)
At June 30, 2025	(7,722)	(4,682)	(54,196)	(66,600)
Impairment of assets
At December 31, 2024	(2,761)	(14,259)	(6,670)	(23,690)
At June 30, 2025	(2,134)	(13,452)	(5,683)	(21,269)

During the six months ended June 30, 2025, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling to Euros 5,523 thousand as compared to Euros 23,797 thousand as of December 31, 2024, for which the associated development expenditures met the requirements for capitalization.

The caption of trademarks, industrial property and customer relationships includes trademarks for an amount of Euros 430 thousand as compared to Euros 489 thousand as of December 31, 2024 and customer relationships totaling Euros 2,012 thousand as compared to 2,376 thousand as of December 31, 2024.

Total additions to internally developed intangibles (Development costs and Software) amounted to Euros 4,426 thousand for the six months ended June 30, 2025 as compared to Euros 19,696 thousand as of December 31, 2024; these additions correspond to the capitalization carried out by the Group in relation to product development , specifically for the DC products under the names of Quasar, Supernova and AC products under the names of Pulsar, and MyWallbox software.

The average remaining amortization term for these assets is between 3 and 5 years.

Additions of computer software totaled Euros 226 thousand for the six months ended June 30, 2025, as compared to Euros 2,689 thousand for the year ended December 31, 2024 due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers.

The Group recognized impairment losses on non-current assets amounting to Euros 23,690 thousand during the year ended December 31, 2024. These losses corresponded to Euros 2,762 thousand in software, Euros 14,259 thousand in trademarks, industrial property and customer relationships and Euros 6,670 thousand in development costs. No additional impairment has been recognized during the six months ended June 30, 2025, however as a consequence of the depreciation recognized in this period for the assets impaired in 2024, the Group has reversed impairment for an amount of Euros, 2,421 thousand.

The Group has items in use that were fully depreciated as of June 30, 2025 and of December 31, 2024 for an amount of Euros 2,555 thousand.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

As of June 30, 2025, additions of intangible assets for which payment was still pending totaled Euros 720 thousand, as compared to Euros 1,191 thousand at December 31, 2024. The Group has no restrictions on the realizability of its intangible assets and no pledge existed on these assets as of June 30, 2025 and December 31, 2024, respectively.

As of June 30, 2025, there were commitments for the acquisition of intangible assets for Euros 531 thousand, as compared to Euros 1,644 thousand at December 31, 2024 relating to the current projects of R&D.

b)
Goodwill

The Goodwill breakdown by CGU as of June 30, 2025, and December 31, 2024, is as follows:

(In thousand Euros)	June 30, 2025	December 31, 2024
Ares	4,424	4,424
Coil	2,922	3,297
Nordics	—	—
Electromaps / Software	3,457	3,457
Total	10,803	11,178

During the six months ended June 30, 2025, no impairment indicators existed that could lead to the existence of additional impairment those already recorded as of December, 31, 2024 in relation to the goodwill or intangible assets of the Group.

The goodwill will be tested for impairment annually before year end, once budgets are approved.

The change in the carrying amount of goodwill corresponds to the exchange differences from Coil business combination.

11.
Financial Assets and Financial Liabilities

The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy.

Financial assets

A.
Current and non-current financial assets

	June 30, 2025		December 31, 2024
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	34,819	—	29,243
Other receivables	—	464	—	428
Loans to employees	180	—	180	—
Trade and other financial receivables	180	35,283	180	29,671
Guarantee deposit	1,097	—	1,170	—
Non-current financial assets	1,097	—	1,170	—
Guarantee deposit	—	164	—	209
Financial investments	—	4,914	—	25,901
Other current financial assets	—	5,078	—	26,110
Total	1,277	40,361	1,350	55,781

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Trade and other financial receivables are mainly amounts due from customers for goods sold or services performed in the ordinary course of business. They are due for settlement in the short term (less than 1 year) and therefore are classified as current. Trade and other financial receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

The carrying amounts of the customer sales and services includes receivables which are subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Group has retained late payment and credit risk. Therefore, the Group continues to recognize the transferred assets in their entirety in its statement of financial position.

The amount repayable under the factoring agreement is presented as secured borrowing. The Group considers that the held-to-collect business model remains appropriate for these receivables and hence continues to measure them at amortized cost.

As of June 30, 2025, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 4,914 thousand as compared to Euros 25,901 thousand at December 31, 2024.

These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.

B.
Expected credit loss assessment as of June 30, 2025 and December 31, 2024.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.

The impairment of trade receivables is recognized under “Expected credit loss for trade and other receivables” in other operating expenses.

The total income recognized in profit or loss during the six months ended June 30, 2025 was Euros 22 thousand and a total expense of Euros 1,195 thousand for the six months ended June 30, 2024. This amount includes Euros 1,527 thousand corresponding mainly to the impact of final uncollectible balances (Euros 328 thousand in the same period of 2024). The allowance for doubtful debts provision as of June 30, 2025 estimated based on the expected credit loss, was Euros 1,161 thousand, as compared to Euros 1,360 thousand as of December 31, 2024, for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as of June 30, 2025, a bad debt provision for amounts outstanding 180 days or longer for Euros 4,763 thousand, as compared to Euros 6,113 thousand as at December 31, 2024, which has been calculated taking into account specific accounts receivable considered doubtful.

The expected loss rates are based on the Group’s historical credit losses.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

C.
Financial assets by class and category

		June 30, 2025
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	34,819	—	—	34,819
Other receivables	464	—	—	464
Loans to employees	180	—	—	180
Trade and other financial receivables	35,463	—	—	35,463
Guarantee deposit	1,097	—	—	1,097
Non-current financial assets	1,097	—	—	1,097
Guarantee deposit	164	—	—	164
Financial investments	326	4,318	270	4,914
Other current financial assets	490	4,318	270	5,078
Total	37,050	4,318	270	41,638

		December 31, 2024
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	29,243			29,243
Other receivables	428			428
Loans to employees	180			180
Trade and other financial receivables	29,851	—	—	29,851
Guarantee deposit	1,170			1,170
Non-current financial assets	1,170	—	—	1,170
Guarantee deposit	209			209
Financial investments	323	25,303	275	25,901
Other current financial assets	532	25,303	275	26,110
Total	31,553	25,303	275	57,131

Financial assets measured at FVTOCI correspond to investments in funds whose quotation is considered level 1 for fair value purposes.

The financial investments valued at FVTPL relate to investment funds held at financial institutions. These financial assets are also considered level 3 for fair value purposes.

The rest of the financial assets (both current and non-current) are measured at their amortized cost, which does not materially differ from their fair value.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Financial liabilities

A.
Loans and borrowings

	June 30, 2025		December 31, 2024
(In thousand Euros)	Non-current	Current	Non-current	Current
Loans	79,765	24,067	66,659	43,179
Working capital line of credit	—	77,713	—	88,631
Loans and borrowings	79,765	101,780	66,659	131,810
Derivative warrant liabilities	—	869	—	2,168
Lease liabilities (see note 9)	30,532	4,314	31,742	4,664
Total	110,297	106,963	98,401	138,642

Financial liabilities are measured at their amortized cost, which does not differ from their fair value (it is considered that the interest rates applicable to all of them still represent market spreads), except for the derivative warrant liability which is measured at FVTPL.

The working capital lines of credit are a type of short-term financing used to cover ongoing business’s operations. These small-business loans are not used to fund large investments and are renewed every 90 days.

Bank Loans

As of June 30, 2025, the Group had available credit lines and other financing products of Euros 123,119 thousand, compared to Euros 125,619 thousand as of December 31, 2024, of which a total of Euros 77,710 thousand have been drawn down, compared to Euros 88,614 thousand as of December 31, 2024. In addition to the aforementioned financing products, the Company engages in non-recourse factoring with a limit of Euros 12,000 thousand at June 30, 2025 (Euros 12,000 thousand at December 31, 2024) of which Euros 1,926 thousand have been disposed as June 30, 2025 (Euros 561 thousand at December 31, 2024).

On November 11,2024, the group entered into a framework agreement with several financial institutions, providing an 18-month grace period on debt repayments, Additionally, as part of the agreement, the financial institutions have committed to maintaining the short-term financing agreements in force at least until June 30, 2026. The agreement included a clause requiring adherence from all relevant lenders by May 11, 2025.

On April 8, 2025, the remaining financial institutions adhered to the framework agreement, previously disclosed, thereby formalizing the grace period on debt repayments and the waiver of financial covenant requirements for 2025. The agreement remains in force as of June 30, 2025, and includes, among other conditions, a requirement to maintain a minimum cash balance of Euro 35 million at the end of each month, which has been waived since.

Interest expenses from banks loans amounted to Euros 6,881 thousand as of June 30, 2025, compared to Euros 8,520 thousand as of June 30, 2024 (See Note 20).

The Group has loans which require compliance with certain financial covenants. As of June 30, 2025, the Group met these financial covenants or has obtained the corresponding waiver issued by the bank.

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2025 and December 31, 2024, are as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2025		December 31, 2024
1 July 2025 - 30 June 2026 (*)	107,902	2025	139,103
1 July 2026 - 30 June 2027	46,375	2026	33,962
1 July 2027 - 30 June 2028	23,087	2027	21,545
1 July 2028 - 30 June 2029	11,793	2028	13,814
1 July 2029 - 30 June 2030	2,454	2029	3,356
More than five years	1,709	More than five years	2,554
	193,320		214,334

(*) Of the amounts maturing between July 1, 2025 and June 30, 2026, those falling due from May 2026 onwards amount to €61,716 thousand.

Details of the loans and borrowings as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025
(In thousand Euros)	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	4,212	9,207	—	13,419
Floating rate loan	EUR	92,769	12,467	1,797	107,033
Covenant Loan	EUR	4,560	52,586	—	57,146
		101,541	74,260	1,797	177,598
Borrowings
Fixed rate loan	EUR	239	1,422	2,286	3,947
		101,780	75,682	4,083	181,545

	December 31, 2024
(In thousand Euros)	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	5,703	7,099	—	12,802
Floating rate loan	EUR	114,804	3,203	2,735	120,742
Covenant Loan	EUR	11,078	49,850	—	60,928
		131,585	60,152	2,735	194,472
Borrowings
Fixed rate loan	EUR	225	742	3,030	3,997
		131,810	60,894	5,765	198,469

As of June 30, 2025, the Group had loans at variable interest rates referenced to Euribor plus a differential between 1.60% and 8.0% and at fixed interest rates that range between 0% and 5.60%, respectively, compared to variable rates referenced to Euribor plus a differential between 2% and 8% and fixed rates between 0% and 5.67%, respectively, during fiscal year ended December 31, 2024.

The Group had a loan with a nominal value of Euros 12.5 million that includes a pledge on the inventories at June 30, 2025 (Euros 15 million as of December 31, 2024) for the same amount (Note 12). In addition, the Group had loans with a total nominal value of Euros 35 million that include a pledge on the property, plant and equipment at June 30, 2025 and December 31, 2024 for a gross amount of Euros 24,789 thousand (Note 8).

Borrowings

As of June 30, 2025, loans from a government entity (“CDTI”) total Euros 3,947 thousand as compared to Euros 3,997 thousand as of December 31, 2024.

Derivative warrant liabilities

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

As described in the 2024 consolidated financial statements, derivative warrant liabilities correspond to Public and Private Warrants issued by Kensington, BBVA warrants and Generac warrants, which have been assumed by Wallbox.

Movement in the derivative warrant liabilities during the six-months ended June 30, 2025 is summarized below:

	Public Warrant		Private Warrant		BBVA Warrant		Generac Warrant		Total
	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros
At December 31, 2024	5,259,119	142	8,883,333	239	1,007,894	204	13,102,971	1,583	28,253,317	2,168
Change in fair value of derivative warrant liabilities	—	(131)	—	(222)	—	(63)	—	(684)	—	(1,100)
Exchange differences	—	(11)	—	(17)	—	(21)	—	(150)	—	(199)
At June 30, 2025	5,259,119	—	8,883,333	—	1,007,894	120	13,102,971	749	28,253,317	869

The fair value of the BBVA Warrants was USD 0.14 based on a Black-Scholes valuation methodology for options and warrants.

The fair value of Generac Warrant was USD 0.07 for type 1 Warrants and USD 0.05 port type 2 Warrants, both based on a Black-Scholes valuation methodology for options and warrants.

As a consequence of the communication from NYSE regarding the delisting of Public Warrants the Group has considered that fair value of public and private warrants are nil.

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2025	198,469	2,168	36,406	237,043
Proceeds from loans	364,884	—	—	364,884
Principal paid on lease liabilities	—	—	(3,074)	(3,074)
Interest paid on lease liabilities	—	—	(892)	(892)
Repayments of loans	(380,741)	—	—	(380,741)
Interest and bank fees paid	(7,123)	—	—	(7,123)
Total changes from financing cash flows	(22,980)	—	(3,966)	(26,946)
The effect of changes in foreign exchange rates	(776)	(199)	(31)	(1,006)
Change in fair value of derivative warrant liabilities	—	(1,100)	—	(1,100)
New leases	—	—	1,545	1,545
Government loan receivable	(49)	—	—	(49)
Interest and bank fees expenses	6,881	—	892	7,773
Other	—	—	—	—
Total liability-related other changes	6,832	(1,100)	2,437	8,169
Balance at June 30, 2025	181,545	869	34,846	217,260

B.
Trade and other financial payables

Details of trade and other financial payables as of June 30, 2025 and December 31, 2024 are as follows:

(In thousand Euros)	June 30, 2025	December 31, 2024
Suppliers	33,160	23,517
Personnel (salaries payable)	4,101	5,390
Customer advances	165	145
Total	37,426	29,052

Trade and other payables are unsecured and are typically paid in less than 12 months upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The Group has secured various financing lines through confirming arrangements. These instruments allow the Group to obtain financing by facilitating payments to suppliers.

Payments to suppliers ahead of the invoice due date are processed by the finance provider, and the Group settles the original invoice by paying the finance provider in the line with the new conditions agreed with the finance suppliers (90 to 120 days).

The Group recognizes a liability to the bank until the maturity of the debt.

All trade payable subject to the supplier finance arrangements are included in current loans and borrowings in the consolidated statements of the financial position.

(In thousand Euros)	June 30, 2025	December 31, 2024
Carrying amount of liabilities
Presented within trade and other payables	—	886
Presented within loans and borrowings (*)	29,435	31,681
Liabilities that are part of the arrangements	Not applicable	136 days after the invoice date
Comparable trade payables that are not part of the arrangements	60 days after the invoice date	60 days after the invoice date
(*) The supplier has already received the payment for this amount.

There were no significant non-cash changes in the carrying amount of the trade payables.

12.
Inventories

Details of inventories as of June 30, 2025 and as of December 31, 2024 are as follows:

(In thousand Euros)	June 30, 2025	December 31, 2024
Raw materials & Work in progress	48,137	55,736
Finished goods	8,469	14,346
Total	56,606	70,082

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.

There were no commitments for the purchase of inventories as of June 30, 2025 and December 31, 2024. Advance payments to suppliers for the acquisition of inventories as of June 30, 2025 were Euros 5,186 thousand, as compared to Euros 4,595 thousand as of December 31, 2024.

Based on current information, the Group has booked an inventory provision of Euros 8,885 thousand as of June 30, 2025 to cover the impact of slow-moving and accrual obsolescence inventories, as compared to Euros 9,203 thousand at December 31, 2024.

As a consequence of certain loans the Group had a pledge on the inventories at June 30, 2025 for an amount of Euros 12,500 thousand (Euros 15,000 thousand at December 2024) (Note 11).

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

13.
Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

(In thousand Euros)	June 30, 2025	December 31, 2024
Cash	3	3
Bank and other credit institutions	25,253	13,336
Bank and other credit institutions, foreign currency	1,764	6,412
Other cash equivalents	284	285
Total	27,304	20,036

We maintain cash and cash equivalents with major financial institutions. The other cash equivalents corresponds to bank deposits which due date is lower than three months. Our cash and cash equivalents of bank deposits held with banks that, at the time, exceed federally our local insured limits.

The current account earn interest at applicable market rates and this interest is not significant.

Details of cash at banks and other credit institutions with balances held in foreign currency are as follows:

(In thousand Euros)	June 30, 2025	December 31, 2024
USD	937	4,575
GBP	709	1,001
NOK	8	97
SEK	73	532
DKK	6	196
AUD	31	11
Total	1,764	6,412

14.
Capital and Reserves

Share capital and share premium

As of June 30, 2025 issued share capital of the Company was as follows:

	Shares (number)	Share Capital (in thousand Euros)
Class A shares of euro 0.12 nominal value each	326,898,645	39,234
Class B shares of euro 1.20 nominal value each	13,500,793	16,201
Class C shares of euro 1.08 nominal value each	9,770,000	10,552
Total	350,169,438	65,987

All the shares issued were fully paid as of the date of the capital increases. Wallbox’s Class A Shares, Class B Shares and Conversion Shares (“Class C Shares”) provide their holders with same economic rights; however, Class B Shares provide holders with ten (10) votes per share, Class C Shares provide holders with nine (9) votes per share and Class A Shares provide holders with one (1) vote per share.

Wallbox’s Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.

As of June 30, 2025 and December 31, 2024, authorized share capital was as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

June 30, 2025	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	409,770,000	0.12	49,172
Class B Shares	40,230,000	1.20	48,276
Conversion shares	9,770,000	1.08	10,552
Total	459,770,000		108,000

December 31, 2024	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	409,770,000	0.12	49,172
Class B Shares	40,230,000	1.20	48,276
Conversion shares	9,770,000	1.08	10,552
Total	459,770,000		108,000

During the six months ended June 30, 2025, there were the following share capital and share premium movements:

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)
At December 31, 2024	260,633,072		55,243	531,113
January 2025: Stock option plan execution (MSOP/RSU) (Class A shares)	16,189	0.12	2	41
January 2025: Capital increase (ATM) (Class A shares)	739,742	0.12	89	314
February 2025: Stock option plan execution (RSU) (Class A shares)	574,272	0.12	69	903
February 2025: Capital increase (Private placement) (Class A shares)	26,707,142	0.12	3,205	6,204
March 2025: Stock option plan execution (MSOP/RSU) (Class A shares)	197,136	0.12	24	463
April 2025: Stock option plan execution (RSU) (Class A shares)	309,899	0.12	37	1,490
May 2025: Stock option plan execution (RSU) (Class A shares)	16,170	0.12	2	28
June 2025: Stock option plan execution (RSU/ESPP) (Class A shares)	757,242	0.12	91	199
June 2025: Capital increase (Private Placement) (Class A shares)	22,458,944	0.12	2,695	2,217
June 2025: Capital increase (Private Placement - SETT) (Class A shares)	37,759,630	0.12	4,531	3,825
June 2025: Off sett share premium and accumulated deficit	—	—	—	(542,972)
At June 30, 2025	350,169,438		65,987	3,825

The capital increases that have taken place during the six months ended June 30, 2025 correspond mainly to the private placement, stock plans execution (see Note 19) and at-the-market program.

At June 30, 2025 the shareholder of the parent company have approved the offset of losses against share premium for an amount of Euros 531,113 thousand. Additionally, at June 30, 2025 the board of directors approved an additional offset of losses against share premium for an amount of Euros 11,859 thousand.

Nature and purpose of reserves

Consolidated prior years' Accumulated deficit

As of June 30, 2025, consolidated accumulated deficit amounts to Euros 63,770 thousand, as compared to Euros 569,175 as of December 31, 2024.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As of June 30, 2025, the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 62,630 thousand, as compared to Euros 66,308 thousand as of December 31, 2024, as further detailed in Note 10.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations. This reserve is not freely distributable. This reserve amounts to Euros (2,989) thousand as of June 30, 2025, as compared to Euros 12,784 thousand as of December 31, 2024.

Other equity components:

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 19,953 thousand as of June 30, 2025, as compared to Euros 22,626 thousand as of December 31, 2024. Refer to Note 19 for further details of these plans.

Equity-settled earn-out

In addition, this caption includes Euros 802 thousand corresponding to the amount to be paid in shares for to the acquisition of Ares (2024: Euros 738 thousand).

Measurement adjustments to financial assets through OCI

Investments in funds referred to in Note 11 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

Others

Within the others the Group included the impact in 2024 of reversing the put option liability related to ABL acquisition for an amount of Euros 11.429 thousand.

15.
Provisions

Details of the provisions are as follows:

At June 30, 2025	Non-current		Total	Current
(In thousand Euros)	Other	Service warranties	Non- current	Other	Service warranties	Total Current
Carrying amount at the beginning of the year	422	2,642	3,064	500	1,849	2,349
Financial expense from provisions update (Note 22)	9	—	9	—	—	—
Charge / (Credit):	67	(514)	(447)	—	(263)	(263)
(+) additional provisions recognized, net	67	61	128	—	35	35
(+/-) Short-term transferred	—	—	—	—	—	—
(-) Amounts used during the year	—	(575)	(575)	—	(298)	(298)
Carrying amount at year end	498	2,128	2,626	500	1,586	2,086

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

At December 31, 2024	Non-current		Total Non-	Current		Total
(In thousand Euros)	Other	Service warranties	current	Other	Service warranties	Current
Carrying amount at the beginning of the year	11,652	2,184	13,836	—	1,752	1,752
Reversal of ABL put option liability (Note 6)	(12,000)	—	(12,000)	—		—
Financial expense from provisions update (Note 22)	1,669	—	1,669	—	—	—
Charge / (Credit):	(899)	458	(441)	500	97	597
(+) additional provisions recognized, net	655	2,032	2,687	—	1,475	1,475
(+/-) Short-term transferred	(500)	—	(500)	500	—	500
(-) Amounts used during the year	(1,054)	(1,574)	(2,628)	—	(1,378)	(1,378)
Carrying amount at year end	422	2,642	3,064	500	1,849	2,349

Service warranties

Products developed and sold by the Group are under warranty for a period of three years and, therefore, a provision is made annually to cover the estimated costs that could be incurred in relation to projects and products under warranty at the end of the period. This provision is calculated based on an estimate of warranty costs incurred and their relation to the volume of sales under warranty.

Other provisions

As of June 30, 2025, there have been no significant movements in the "Other" provisions caption.

As of June 30, 2024, “Other” provisions caption included mainly the variation of the contingent consideration related to acquisitions and the provision for indemnities of a total amount of Euros 12,079 thousand.

As of June 30, 2025 there are various ongoing claims in relation to commercial agreements, amounting to a maximum exposure of 2.15 million euros (2 million euros as at December 31, 2024). The Company, along with its external advisors, assessed the likelihood of success of the claim as possible, but not probable, and therefore no provision was recorded in relation to these claims.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

16.
Government Grants

Details of Government grants as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025		December 31, 2024
Grants	Government Entity	Non-current Liability	Current liability	Non-current Liability	Current liability
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	472	38	530	43
Flexener	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	21	2	48	4
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	275	22	303	25
Alt Impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	336	27	356	29
Minichargers	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	42	3	49	4
Acció - Creació llocs treball	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	100	8	101	8
Hermes - Estudios	Ministerio de Industria, Comercio y Turismo	518	42	591	48
Hermes - Desarrollo	Ministerio de Industria, Comercio y Turismo	1,182	95	1,232	100
Hermes - Formación	Ministerio de Industria, Comercio y Turismo	135	11	142	11
Top Gun	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	24	2	26	2
Torres Quevedo	Agencia Estatal de Investigación	66	5	71	6
ILIOS-PERTE VEC 2	Ministerio de Industria, Comercio y Turismo	2,870	230	2,900	235
GRID FORMING LOAD	European Climate, Infrastructure and Environment Executive Agency (CINEA)	368	30	371	30
REDWDS-USA	California Energy Commission	495	40	496	40
Total		6,904	555	7,216	585

As of June 30, 2025, government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”and “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)”, "Agencia Estatal de Investigación","Ministerio de Industria, Comercio y Turismo","European Climate, Infrastructure and Environment Executive Agency (CINEA)" and "California Energy Comission"for an amount of Euros 901 thousand, Euros 471 thousand, Euros 71 thousand, Euros 5,083 thousand, Euros 398 thousand and Euros 535 thousand, respectively, to develop new technologies and promote smart mobility solutions.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

As of December 31, 2024, government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”and “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)”, "Agencia Estatal de Investigación","Ministerio de Industria, Comercio y Turismo","European Climate, Infrastructure and Environment Executive Agency (CINEA)" and "California Energy Comission"for an amount of Euros 1,034 thousand, Euros 494 thousand, Euros 77 thousand, Euros 5,259 thousand, Euros 401 thousand and Euros 536 thousand, respectively, to develop new technologies and promote smart mobility solutions.

The impact in the interim condensed consolidated statement of profit or loss and other comprehensive income (recognized in “Net Other income”) for the six months ended June 30, 2025 amounts to Euros 374 thousand, as compared to Euros 271 thousand for the six months period ended June 30, 2024.

As of June 30, 2025 Euros 1,031 thousand are pending to be received from government entities, as compared to Euros 1,872 thousand as of December 31, 2024 (Note 22).

17.
Revenue from Contracts with Customers

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

(In thousand Euros)	June 30, 2025	June 30, 2024
Sales of goods	64,225	83,946
Sales of services	11,706	7,947
Total	75,931	91,893

Sales by country are broken down in Note 7 to the financial statements.

There is no individual customer exceeding 10% of the total revenues during the six months period ended June 30, 2025 and 2024.

Service revenue includes mainly installations services, software operation and maintenance.

The sale of installation services is always made in combination with the sale of a charger, although they are considered distinct performance obligations. Delivery of the charger and the installation services do not always happen at the same time, leading, in some cases, to chargers being delivered to customers with the installation pending. In this scenario, a contract liability is recognized when invoicing both services prior to rendering the installation services.

A contract liability and long term deferred income are recognized if a payment is received or if a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. These contract liabilities and long term deferred income are mainly related to the contracts for extended warranties to the clients. Contract liabilities and long term deferred income are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

18.
Expenses
A.
Changes in inventories and raw materials and consumables used

Details of changes in inventories and raw materials and consumables used is as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2025	June 30, 2024
Consumption of finished goods, raw materials and other consumables	44,687	53,099
Scrap stock, slow moving & obsolete accrual	318	616
Work carried out by other companies	2,085	2,034
Total	47,090	55,749

B.
Operating expenses

Operating expenses are mainly as follows:

(In thousand Euros)	June 30, 2025	June 30, 2024
Marketing expenses	1,400	2,715
External temporary workers	712	994
Professional services	4,850	5,575
Office expense	3,034	3,633
Delivery	2,568	2,359
Custom duty, tax, penalties	535	233
Utilities and similar expenses	2,058	1,917
Fees	33	209
Insurance premium	767	978
Short-term and low value leases (see note 9)	297	1,577
Bank Services	268	477
Travel expenses	504	1,238
Repairs	911	1,329
Warranty provision	(777)	560
Other impairments and losses (see note 11)	177	367
Expected credit loss for trade and other receivables (see note 11)	(199)	828
Other	4,016	2,973
Total	21,153	27,962

19.
Employee Benefits

Details of employee benefits for the six months ended June 30, 2025 and 2024 are as follows:

(In thousand Euros)	June 30, 2025	June 30, 2024
Wages and salaries	22,453	26,659
Share-based payment plans expenses	537	1,404
Social Security	5,146	8,928
Total	28,136	36,991

The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security.

Details of the personnel expense recognized for share-based payment transactions are as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2025	June 30, 2024
Management stock option plan	—	195
ESPP	22	77
Performance based earn out in shares and RSUs management Ares	64	157
RSU Employees	120	994
RSU Management	367	558
Capitalization of share-based payment transactions in intangible assets	(36)	(577)
Total	537	1,404

Management Stock Option Plan

As described in the 2024 Consolidated Financial Statements, the shareholders voted to implement a share-based payment plan (the “Management Stock Option Plan” or “MSOP”) link with Wallbox and to provide a more direct incentive structure.

The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the first grants and the latest ones are based on the estimated market price of the Wallbox’s stock on the date of the grant, in practice the share price of Wallbox at the grant date is used during this reporting period.

Employees Stock Option Plan

As described in the 2024 Consolidated Financial Statements, the shareholders agreed to offer all employees of Wallbox (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan (the “Employee Stock Option Plan” or “ESOP”) to receive stock options (the “Options”) to purchase a certain number of Class A Shares of the Company.

The service-based vesting condition for awards under the Employee Stock Option Plan was completed as of December 31, 2020.

The Company records the share-based payments under such plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the initial grants and the more recent fair value determinations are based on the estimated market price of the Company’s stock on the date of the grant in practice the share price of Wallbox at the grant date is used during this reporting period.

Founders Stock Option Plan

At a meeting held on June 30, 2021, the shareholders of Wallbox Chargers, S.L.U. agreed to implement a share-based payment plan (Founders Stock Option Plan) to strengthen the bond with the founders of Wallbox and in order to align the interests of the founders with the creation of additional value for the Company. This would be accomplished via options with a strike price at a valuation equal to or higher than current market value and by allowing the founders to benefit from more liquid options which are fully vested and transferable from their date of concession.

In accordance with the terms and conditions of the Plan, these options will be available to executed in exchange for Wallbox NV Class A Shares, Euro 0.12 par value (previously Euro 0.50 par value) and the exercise price of the options will be equivalent to Euros 1.93 per share after applying the “Exchange Ratio” of Euro 240.990795184659 (previously Euros 466.24 per share).

The maximum number of shares that shall underlie all of the options included in this Plan shall be, at the effective date, the equivalent to 1,033,609 Wallbox NV Class A Shares.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The Board of Directors of the Company shall deliver a personal notice to each beneficiary, with an invitation to participate in the Plan, which shall contain, among others, the number of Options granted to each beneficiary; and, where appropriate, the individual conditions governing the participation of the Beneficiary in the Plan. For the purposes of this Plan, the date of concession is that date indicated in the Invitation Notice.

These invitations were sent in 2022, so the Group recognized the expense accordingly to the valuation of these options in 2022 as they vested following their grant. The Group valued each option at USD 8.66. To determine the fair value at grant date of these options the Group used American option chain, where each option has a maturity of 5 years.

Each beneficiary must comply with the following conditions in order to exercise the options:

i.
A lock-up period of three years, during which time they will be able to exercise the options proportionally on a monthly basis, however this lock-up period was cancelled in December 2023;
ii.
the Company has not initiated a Temporary suspension of exercise; and
iii.
Any other conditions included in the beneficiary’s Invitation Notice have been fulfilled.

RSUs for Employees

At a meeting held on April 6, 2022, the compensation committee approved the implementation of an Incentive Award Plan pursuant to which awards of restricted stock units (“RSUs”) were granted to employees. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to the grantee’s continued service through the applicable vesting date.

The RSUs vest according to the below schedule, subject to the grantee’s continued service through each applicable vesting date:

•
33% will vest on the 1st anniversary date as from the date of grant.
•
33% will vest on the 2nd anniversary date as from the date of grant.
•
34% will vest on the 3rd anniversary date as from the date of grant.

In addition, the Company granted RSUs to the employees of the subsidiaries acquired in the second half of 2022. These RSUs are subject to certain performance-based vesting conditions, which have been considered 100% covered when valuing these RSUs.

The Company records these share-based payments plan based on the estimated fair value of the award at the grant date and recognized an expense in the consolidated statements of profit or loss over the requisite service period. Considering that there is no exercise price applicable the estimated fair value of the award is based on the listed share price of the Company on the date of grant.

RSUs for Management

At a meeting held on April 6, 2022, the compensation committee approved an Incentive Award Plan pursuant to which awards of RSUs were granted to management. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to continued service.

The RSUs are subject to service-based and performance-based vesting conditions and vest as follows:

•
Serviced-Based Condition: one-third of the RSUs are subject to the service-based condition and will vest as follows:
•
50% of this 33% will vest on the 1st anniversary date as from the date of grant,
•
50% of this 33% will vest on the 2nd anniversary date as from the date of grant.
•
Performance-Based Condition: two-thirds of the RSUs are subject to the performance-based condition and will vest as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

•
Period 1: 50% will vest:
•
If between April 8, 2025 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•
Period 2: 50% will vest:
•
If between April 8, 2027 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $30 per share for any 20 trading days within any 30 trading days period.

Also on November 11, 2022 the Compensation committee approved granting RSUs to certain management personnel of the Group. These RSUs are subject to performance-based vesting conditions only, and such conditions are consistent with the performance-based vesting conditions disclosed above.

The Group has valued each RSUs under such plan as follows:

Service-based condition: This fair value was determined by discounting the forward price of the Company’s stock at each vesting date. The price in this tranche has been based on the spot price at grant date.

Performance-based condition: This fair value has been based on the Company’s price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation.

In addition, in 2023, the Company granted RSUs to members of the Board of Directors. These RSUs had fully vested in 2023.

ESPP

In January 2023, the Group launched an offering period under the Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”) for a length of one year, with the purpose of increasing employee engagement and motivation. This plan has been extended for the subsequent years considering two open windows per year where the employees can decide to join or leave the plan.The offering has been designed in accordance with the share-based payments plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each of the Company’s employees who participates in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year.

Movements during the year

The following table illustrates the movements in stock options during the six months ended June 30, 2025, excluding earn out payments in shares for the business combinations in 2022:

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	ESPP	Total
At December 31, 2024	675,691	1,932,862	1,013,609	2,333,924	2,596,440	222,800	—	8,775,326
Granted	—	—	—	958,500	—	—	719,998	1,678,498
Exercised	—	(21,134)	—	(754,776)	(375,000)	—	(719,998)	(1,870,908)
Cancelled	—	—	—	(642,072)	(300,000)	(32,148)	—	(974,220)
At June 30, 2025	675,691	1,911,728	1,013,609	1,895,576	1,921,440	190,652	—	7,608,696

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

20.
Financial income and expenses

Details of financial income and expenses are as follows:

(In thousand Euros)	June 30, 2025	June 30, 2024
Financial income
Fair value gain on financial investments	70	101
Fair value of derivatives	—	(8)
Other finance income	273	864
Total financial income	343	957
Financial Expenses
Interest and fees on bank loans (Note 11)	6,881	8,520
Interest on leases (Note 9)	892	963
Other finance costs	419	2,091
Total financial expenses	8,192	11,574

21.
Loss Per Share

Basic loss per share is calculated by dividing net loss for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

As the Company has losses in all periods, potential ordinary shares from Management Stock Options, Employee Stock Options, RSU plans and Warrants are not dilutive (losses per share would be less and anti-dilution would exist), Hence, these shares are not considered in the calculation of losses per diluted share.

Details of the calculation of basic and diluted loss per share are as follows:

(In thousand Euros)	June 30, 2025	June 30, 2024
Loss for the period	(34,476)	(58,235)
Dilutive effects on earnings per share	—	—
Total loss for basic and diluted earnings per share	(34,476)	(58,235)
Number of shares
Weighted average number of ordinary shares for basic and diluted 'earnings per share (thousand shares)	273,870	189,337
Basic and diluted losses per share (In Euros)	(0.13)	(0.31)

22.
Tax-related balances
A.
Tax credit and other receivables/Other payables

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2025	December 31, 2024
VAT receivables	3,284	2,740
Government Grant receivables	1,031	1,872
Income tax credit receivables (short term)	1,117	1,073
Income tax credit receivables (long term)	3,752	6,047
Other tax receivable	118	181
Total	9,302	11,913

(In thousand Euros)	June 30, 2025	December 31, 2024
VAT payable	2,572	1,612
Social Security payable	515	307
Personal Income Tax payable	620	1,152
Deferred tax liability	2,814	3,412
Total	6,521	6,483

B.
Amounts recognized in profit or loss

(In thousand Euros)	June 30, 2025	June 30, 2024
Loss before Tax	(33,500)	(59,501)
Tax income (at 25%)	8,375	14,288
Unrecognized deferred tax assets on tax losses	(8,375)	(14,288)
Deductions and credits generated	1,178	(844)
Other adjustments	(202)	(422)
Income tax expense/(income)	976	(1,266)

As of June 30, 2025 and December 31, 2024 details of unrecognized tax losses to be offset are as follows:

(In thousand Euros)	June 30, 2025	December 31, 2024
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	9,025	9,025
2021	122,456	122,456
2022	3,167	3,167
2023	41,962	41,962
2024	80,676	80,676
2025	18,750	—
Total	281,475	262,725

The tax losses detailed above correspond to the Spanish tax consolidated headed by Wallbox NV. There is no limit to apply these tax losses. Additionally, the unrecognized tax losses of Wallbox USA Inc amount to Euros 56,539 thousand as of June 30, 2025 (Euros 69,228 thousand as of December 31, 2024). Regarding ABL GmbH, the unrecognized tax losses amount to Euros 17,137 as of June 30, 2025 (Euros 16,494 thousand as of December 31, 2024). The unrecognized tax losses of the rest of the subsidiaries amount to Euro 17,137 thousand (Euros 15,657 thousand as of December 31, 2024).

Tax losses may be offset indefinitely in the future. The existence of unused tax losses, as well as the lack of track record of generating tax profits, evidences that future taxable profit may not be available to the Group, at least for the near and medium term, as the Company is early stage. Having considered all evidence available and the current investment phase, management

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements determined that there was insufficient positive evidence to support the fact that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

23.
Related party disclosures

A. Related parties

Details of transactions and balances with related parties are as follows:

June 30, 2025
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	—	—	—	—
Statement of financial position
Accounts receivables and accounts payables	—	—	—	—

	December 31, 2024
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of financial position
Accounts receivables and accounts payables	369	—	—	369

June 30, 2024
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	—	—	—	—

Only revenues from shareholders holding a minimal interest in the Group of 50% has been disclosed as a related party transaction in accordance with IAS 24 definitions.

In connection with the June 2025 private placement of Class A Shares, Orilla Asset Management, S.L. purchased 9,037,804 Class A Shares, AM Gestio, S.L. purchased 2,259,451 Class A Shares, Consilium, S.L. purchased 1,671,994 Class A Shares, Iberdrola, S.A. purchased 4,518,902 Class A Shares, Mingkiri, S.L. purchased 2,259,451 Class A Shares and Kariega Ventures S.L. purchased 2,711,342 Class A Shares, in each case, at price of $0.25 per share.

In connection with the February 2025 private placement of Class A Shares, Enric Asuncion Escorsa purchased 135,209 Class A Shares, Orilla Asset Management, S.L. purchased 11,333,694 Class A Shares, AM Gestio, S.L. purchased 2,833,424 Class A Shares, Consilium, S.L. purchased 2,487,832 Class A Shares, Inversiones Financieras Perseo, S.L. purchased 5,666,847 Class A Shares, Mingkiri, S.L. purchased 2,833,424 Class A Shares and Infisol 3000, S.L. purchased 1,416,712 Class A Shares, in each case, at price of $0.37 per share.

In connection with the August 2024 private placement of Class A Shares, Enric Asuncion Escorsa purchased 40,372 Class A Shares, Orilla Asset Management, S.L. purchased 4,279,371 Class A Shares, AM Gestio, S.L. purchased 1,614,857 Class A Shares, Consilium, S.L. purchased 2,139,686 Class A Shares and Generac Power Systems, Inc purchased 28,259,991 Class A Shares , in each case, at price of $1.24 per share.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

B. Remuneration of Directors and Key Management

The remuneration expenses recorded for the members of the Board of Directors for the six months ended on June 30, 2025 and 2024 are as follows:

(In thousand Euros)	June 30, 2025	June 30, 2024
Short-term benefits	267	340
Non-executive directors remuneration	—	246
Share-based payment plan	—	—
Total	267	586

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

(In thousand Euros)	June 30, 2025	June 30, 2024
Short-term benefits	1,003	951
Termination benefits	—	390
Share-based payment plan expenses	430	596
Total	1,433	1,937

No expenses for post-employment benefits were incurred during the six months ended June 30, 2025 and the six months ended June 30, 2024. As of June 30, 2025 and 2024, the Group had no pension or life insurance obligations with members of senior management.

As of June 30, 2025 and 2024, no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.

During the six months ended June 30, 2025, public liability insurance premiums of Euros 342 thousand, as compared to Euros 310 thousand in the six months ended June 30, 2024 had been incurred to be covered for damages or losses that may be incurred by members of the Board of Directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the members of the Board of Directors and have therefore not been included in the table above.

24.
Financial Risk Management

Risk management policies are established by management, having been approved by the Company’s Board of Directors. Based on these policies, the Finance department has established a number of procedures and controls to identify, measure and manage risks deriving from the activity involving financial instruments. These policies, inter alia, prohibit the Group from speculating with derivatives.

Any activity involving financial instruments exposes the Group to credit risk, market risk and liquidity risk.

a) Credit risk

Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the counterparties of the Group, i.e., the possibility of not recovering financial assets at the amount recognized and within the established term.

The maximum credit risk exposure is as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

	June 30, 2025		December 31, 2024
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	34,819	—	29,243
Other receivables	—	464	—	428
Loans to employees	180	—	180	—
Trade and other financial receivables	180	35,283	180	29,671
Guarantee deposit	1,097	—	1,170	—
Non-current financial assets	1,097	—	1,170	—
Guarantee deposit	—	164	—	209
Financial investments	—	4,914	—	25,901
Other current financial assets	—	5,078	—	26,110
Total	1,277	40,361	1,350	55,781

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in Group solvency analysis. Refer to Note 11 B for further disclosure on the expected credit loss of customer sales and services.

b) Market risk

Market risk arises from possible losses deriving from fluctuations in the fair value or in future cash flows of financial instruments because of changes in market prices. Market risk includes interest rate, currency and other price risks.

Interest rate risk

Interest rate risk arises from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. The Group loans and borrowings balance as of June 30, 2025 and December 31, 2024 is broken down as follows:

(In thousand Euros)	Currency	June 30, 2025	December 31, 2024
Fixed rate Loan	EUR	17,366	16,799
Floating rate loan	EUR	164,179	181,670
		181,545	198,469

A 100 basis points change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2025 by Euros 907 thousand, as compared to Euros 834 thousand as of June 30, 2024. This analysis assumes that all other variables are held constant and considers only the effect of interest rates.

	June 30, 2025		June 30, 2024
	Profit or loss		Profit or loss
(In thousand Euros)	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	907	(907)	834	(834)

Currency risk

Currency risk is the risk of possible losses due to changes in the fair value of and future cash flows from financial instruments as a result of exchange rate fluctuations.

Cash and cash equivalents, trade and other financial receivables and other current assets / deferred charges are primarily the items included within the Group’s assets and liabilities that are denominated in a currency other than the functional currency.

The following table shows the impact of a reasonably possible strengthening or weakening of the Euro in each of the foreign currencies as of June 30. This analysis assumes that all other variables, particularly interest rates, remain constant and ignores any

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements impact from anticipated sales and purchases. The Group’s exposure to foreign currency exchange for all other currencies is not significant.

	June 30, 2025		June 30, 2024
	Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	2,335	(2,853)	248	(248)

Other market price risk

The Group has derivative warrant liabilities (see Note 11) measured at FVTPL.

The derivative warrant liabilities of Euros 869 thousand as of June 30, 2025, as compared to Euros 2,168 thousand at December 31, 2024, are measured at fair value.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of Euros 9 thousand. ( 2024: Euros 31 thousand).

c) Liquidity risk

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In thousand Euros)	June 30, 2025	December 31, 2024
Current assets	136,007	158,367
Current liabilities	152,557	175,751
Total	(16,550)	(17,384)

Although the working capital is negative, as indicated in Note 2, management has prepared detailed business and liquidity plans, including financial forecast, demonstrating the Company's ability to meet its operational and financial obligation as they com due. Therefore, the Group considers that it will have the necessary resources to meet its payment obligations arising from its operations. Refer to note 2 for details about the group financial position and the going concern assumptions applied in preparing the consolidated financial statements.

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2025 is as follows:

	June 30, 2025
(In thousand Euros)	Capital	Interest	Total
1 July 2025 - 30 June 2026	101,780	6,122	107,902
1 July 2026 - 30 June 2027	42,711	3,664	46,375
1 July 2027 - 30 June 2028	21,640	1,447	23,087
1 July 2028 - 30 June 2029	11,327	466	11,793
1 July 2029 - 30 June 2030	2,383	71	2,454
More than five years	1,704	5	1,709
	181,545	11,775	193,320

d) Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements shareholder value. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of its financial requirements to attend its business plans. To maintain or adjust the capital structure, the Group may issue new shares or issue/repay debt financial instruments. The Group monitors capital management to ensure that it meets its financial needs to achieve its business objectives while maintaining its solvency.

No changes were made in the objectives, policies, or processes for managing capital with regard to the information disclosed in the 2024.

25.
Events after the Reporting Period

No additional significant events after the reporting period have occurred except of events disclosed below:

In the Annual General Shareholders' Meeting of June 30, 2025, the shareholders of the parent Company approved, among others, the following:

- To increase the number of ordinary class A shares in the authorized capital up to 730,500,000 ordinary class A shares in to create further flexibility for Wallbox NV to raise capital. This resolution has been effective since July 2, 2025.

- Reverse stock split of the ordinary Class A Shares, ordinary Class B Shares and ordinary conversion shares in the capital of Wallbox NV with a range between 10:1 and 40:1. Board of Directors on the same date has finally fixed the ratio 20:1. The primary purpose for effecting the reverse stock split would be to increase the per-share trading price of the Class A Shares to maintain their listing on the New York Stock Exchange (NYSE). A listing on NYSE requires that listed securities maintain a minimum bid price of USD 1.00 per share. This resolution has been effective since July 3, 2025.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

26.
Detail of Wallbox Group subsidiaries

				% Equity interest
Company name	Registered office	Activity	Company holding investment	June 30, 2025	December 31, 2024		Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	*	Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Leopoldstraße 23, 80802 München, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Italy, S.R.L.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Netherlands B.V.	Overhoeksplein 1, Amsterdam 1031 KS, Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox USA Inc.	2240 Forum Drive, Arlington, TX 76010, USA	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Shanghai Ldt.	Room 06-116,6F, No.482,488,492,518 Xinjiang Road, Jingan District, Shanghai, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox AS	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox ApS	C/O Azets Insight A/S Lyskær 3C, 2, 2730 Herlev, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox AB	C/O WEWORK Malmskillnadsgatan, 32, Stockholm, 5 111 51, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox Oy	Azets Insight Oy PB, 1, Azets 00028, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	100%	-	Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronical components	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Rua de Vilar, 235 Edifício Scala, 2 andar Porto 4050 626, Portugal	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Belgium BV	Pegasuslaan 5, 1831 Machelen, Belgium	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
ABL Gmbh (1)	Albert-Büttner-Straße 11, 91207 Lauf / Pegnitz, Deutschland	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	79%	75%	-	Fully consolidated
ABL Morocco S.A.	Zone Franche D'exportation - Ilot 72 - Lot 2 - Tanger-Médina	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	99%	99%	-	Fully consolidated
ABL Nederland B.V.	Meander 251 6825 MC Arnhem, Netherlands	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	-	Fully consolidated
ABL (Shangai) Co. Ltd	Yuandong Building, No. 1101 Pudong South Road,200120 Shanghai, China	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	-	Fully consolidated

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(*) direct ownership

(-) indirect ownership

(1) ABL GmbH is using the exemption rules acc. Sec. 264(3) German commercial law in the extend that ABL GmbH isn't required to prepare, audit and publish their statutory financial statements as of December 2023, 2024 and 2025.